TABLE OF CONTENTS

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box

[ ] Preliminary Proxy Statement
[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

The Andersons, Inc.

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[X] No fee required.
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[ ] Fee paid previously with preliminary materials:
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THE ANDERSONS, INC.
480 West Dussel Drive
Maumee, Ohio 43537

March 15, 2000

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders that will be held on Thursday, April 20, 2000, at 7:00 p.m., local time, at the Andersons Activities Building, 1833 South Holland-Sylvania Road, Maumee, Ohio.

A notice of meeting, proxy statement, proxy card and return envelope are included with this letter. The matters listed in the notice of meeting are more fully described in the proxy statement.

It is important that your shares are represented and voted at the annual meeting, regardless of the size of your holdings. Accordingly, please mark, sign and date the proxy card and promptly return it in the envelope provided. If you attend the annual meeting, you may revoke your proxy in writing and vote your shares in person, if you wish.

We look forward to seeing you on April 20.

Sincerely,

/s/ Richard P. Anderson

Richard P. Anderson
Chairman, Board of Directors

THE ANDERSONS, INC.
480 West Dussel Drive
Maumee, Ohio 43537

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date:	**April 20, 2000**
Time:	**7:00 P.M.**
Place:	**The Andersons Activities Building** **1833 South Holland-Sylvania Road** **Maumee, Ohio 43537**

Matters to be voted upon:

1. The election of twelve directors to hold office for a one-year term.
2. The ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors for the year ending December 31, 2000.
3. Any other matters that may properly come before the Annual Meeting and any adjournments or postponements thereof.

Holders of record of The Andersons, Inc. Common Shares as of the close of business on March 1, 2000 will be entitled to vote at the Annual Meeting.

By order of the Board of Directors

Maumee, Ohio March 15, 2000

/s/Beverly J. McBride
Secretary

Whether or not you plan to attend the Annual Meeting in person and regardless of the number of shares you own, please mark, sign and date the enclosed proxy card and mail it promptly in the envelope provided to ensure that your shares will be represented. If you attend the Annual Meeting, you may revoke your proxy in writing and vote your shares in person, if you wish.

THE ANDERSONS, INC.
480 West Dussel Drive
Maumee, Ohio 43537

PROXY STATEMENT

Annual Meeting of Shareholders
April 20, 2000

Introduction

The Board of Directors is soliciting your proxy to encourage your participation in the voting at the Annual Meeting and to obtain your support on each of the proposals. You are invited to attend the Annual Meeting and vote your shares directly. However, even if you do not attend, you may vote by proxy, which allows you to direct another person to vote your shares at the meeting on your behalf.

This Proxy Solicitation

Included in this package are the proxy card and this proxy statement. The proxy card is the means by which you authorize another person to vote your shares in accordance with your instructions.

This proxy statement provides you with information about the proposals and about The Andersons, Inc ("Corporation") that you may find useful in deciding how to vote. After this introduction, you will find the following six sections:

- Voting
- Proposals
- Board of Directors
- Share Ownership
- Executive Compensation
- Other Information

The Annual Meeting

As shown on the Notice of Annual Meeting, the Annual Meeting will be held on Thursday, April 20, 2000 at The Andersons Activities Building in Maumee, Ohio. The Corporation's Code of Regulations requires that a majority of our Common Shares be represented at the Annual Meeting, either in person or by proxy, in order to transact business.

Abstentions and broker non-votes (proxies held in street name by brokers that are not voted on all proposals) will be treated as present for purposes of determining whether a majority is represented. The Code of Regulations also states that the nominees for director receiving the greatest number of votes shall be elected. Therefore, abstentions and broker non-votes will not count as a vote for or against the election of directors. The ratification of independent auditors requires a majority of the common shares present and eligible to vote. A broker non-vote or abstention will count as a vote against this proposal.

Representatives from PricewaterhouseCoopers LLP are expected to attend the meeting. They will have an opportunity to make a statement at the meeting if they desire to do so and are expected to be available to respond to questions.

There were no shareholder proposals submitted for the Annual Meeting. We must receive any shareholder proposals for the 2001 Annual Meeting at our principal offices in Maumee, Ohio by December 31, 2000.

Common Shares Outstanding

On March 1, 2000, The Andersons, Inc. had issued and outstanding 7,655,269 shares of common stock.

Voting

You are entitled to one vote at the Annual Meeting for each Common Share of The Andersons, Inc. that you owned of record as of the close of business on March 1, 2000.

How to vote your Shares

You may vote your shares at the Annual Meeting by proxy or in person. When you sign and return the enclosed proxy card, the shares you hold will be voted in accordance with your written instructions. Simple instructions are printed right on the card. By completing and submitting it, you will direct the designated persons (known as "proxies") to vote your shares at the Annual Meeting in accordance with your instructions. The board has designated Beverly J. McBride, John P. Kraus and Matthew C. Anderson to serve as the proxies for the Annual Meeting.

Your proxy will be valid only if you sign, date and return it before the Annual Meeting. If you complete the proxy card except for the voting instructions, the designated proxies will vote your shares for the election of the nominated directors and the ratification of the independent auditors.

You may revoke your proxy at any time before it is exercised by any of the following means:

- Notifying Beverly J. McBride, our Corporate Secretary, in writing prior to the Annual Meeting
- Submitting a later dated proxy card
- Attending the Annual Meeting and revoking your proxy in writing. Your attendance at the Annual Meeting will not, by itself, revoke a proxy.

Where to Find Voting Results

We will announce the voting results at the Annual Meeting and will publish the voting results in the Corporation's Form 10Q for the second quarter ended June 30, 2000. We will file that Form 10-Q with the Securities and Exchange Commission in August 2000.

Proposals

The Board has nominated the twelve current directors for an additional one-year term each. The Board has approved PricewaterhouseCoopers LLP as the Corporation's independent auditors for the year 2000 and recommends that you vote for their ratification.

Election of Directors

The Board of Directors is currently comprised of twelve directors. The Board of Directors has nominated and recommends the election of each of the nominees listed below. Each Director that is elected will serve until the next annual meeting or until their earlier removal or resignation. Each of the nominees listed is currently a Director of the Corporation. The Board of Directors expects all nominees named below to be available for election. In case any nominee is not available, the proxy holders may vote for a substitute, unless the Board of Directors reduces the number of directors.

Directors will be elected at the Annual Meeting by a plurality of the votes cast at the Annual Meeting by the holders of shares represented in person or by proxy. There is no right to cumulate voting as to any matter, including the election of directors.

The following is a brief biography of each nominee. Information as to their ownership of the Common Shares can be found in the Stock Ownership section at page 7. All information provided is current as of the record date – March 1, 2000.

Donald E. Anderson, 72, has served as a Director since 1990. Mr. Anderson was in charge of scientific research for the Corporation from 1980 until his retirement in 1992. He served as a general partner of The Andersons from 1947 through 1987.

Michael J. Anderson, 48, has served as a Director since 1988. He began his employment with the Company in 1978 in the Grain Group and held the position of Vice President and General Manager Grain Group from 1990 to February 1994. He served as Vice President and General Manager of the Retail Group from 1994 to 1996 when he was named President and Chief Operating Officer. He was named President and Chief Executive Officer effective January 1, 1999. He is also a director of Interstate Bakeries Corporation.

Richard M. Anderson, 43, has served as a Director since 1988. He began his employment with The Andersons in 1986 as Planning Analyst and was named the Manager of Technical Development in 1987. Mr. Anderson served as Vice President and General Manager of the Industrial Products Group from 1990 until 1996 when he was named Vice President and General Manager, Processing Division. He was named President, Processing Group in 1998.

Richard P. Anderson, 70, has served as a Director since 1987. He served as Chief Executive Officer from 1987 to 1998 and was named Chairman of the Board in 1996. He served as Managing Partner of The Andersons from 1984 to 1987, after serving as a general partner of The Andersons and a member of its Managing Committee from 1947 through 1987. He is also a director of ChemFirst Corporation.

Thomas H. Anderson, 76, was named Chairman Emeritus in 1996. He served as Chairman of the Board from 1987 until 1996. He formerly held the position of Manager-Company Services of The Andersons for several years, was named Senior Partner in 1987 and served as a general partner of The Andersons and a member of its Managing Committee from 1947 through 1987.

John F. Barrett, 50, has served as a Director since 1992. He has served in various capacities at The Western and Southern Life Insurance Company, including Executive Vice President and Chief Financial Officer and President and Chief Operating Officer, and currently serves as Chief Executive Officer. Mr. Barrett is also a director of Cincinnati Bell, Inc. and Fifth Third Bancorp.

Paul M. Kraus, 67, has served as a Director since 1988. He has been a member of the Toledo, Ohio law firm of Marshall & Melhorn since 1962.

Donald L. Mennel, 53, was named as a Director in February 1998. He has served as President of The Mennel Milling Company since 1984. He has served as a member of the Federal Grain Inspection Service Advisory Board and is past chairman of the Eastern Soft Wheat Technical Board.

David L. Nichols, 58, has served as a Director since 1995. He has served as Chairman of Flooring America, Inc. since January 2000. Prior to that, he was Chairman and Chief Executive Officer of Mercantile Stores, Inc. from 1992 to 1998. He is also a director of the Federal Reserve Bank, Cleveland, Ohio and Value City Department Stores Inc., Columbus, Ohio.

Dr. Sidney A. Ribeau, 52, was named a Director in February 1997. He has served as President of Bowling Green State University since 1995. Prior to that, he served as Vice President for Academic Affairs at California State Polytechnic University, Pomona.

Charles A. Sullivan, 64, was named a Director in 1996. He serves as Chairman and Chief Executive Officer of Interstate Bakeries Corporation. He is also a director of UMB Bank of Kansas City and JPS Packaging Co. Inc.

Jacqueline F. Woods, 52, was named as a Director in February 1999. She has served in various capacities at Ameritech Ohio and its predecessor, Ohio Bell, and currently serves as its President.

Donald E., Richard P. and Thomas H. Anderson are brothers; Paul M. Kraus is their brother-in-law. Michael J. and Richard M. Anderson are nephews of Donald E., Richard P. and Thomas H. Anderson.

Approval of Independent Auditors

The Board of Directors, upon recommendation by the Audit Committee, has appointed PricewaterhouseCoopers LLP as our independent auditors to examine the financial statements of the Corporation for fiscal year 2000.

If the shareholders do not ratify this appointment by a majority of the shares represented in person or by proxy at the Annual Meeting, the Board of Directors will consider other independent auditors upon recommendation by the Audit Committee.

The Board of Directors recommends a vote “FOR” ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors.

On February 25, 2000, The Andersons, Inc. determined that the firm of Ernst & Young LLP (E&Y) would no longer serve as the Company’s independent accounting firm, effective with the filing of the Company’s 1999 Annual Report on Form 10-K.

During the years ended December 31, 1999 and 1998 and the subsequent interim period, there were no disagreements between the Company and E&Y on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of E&Y, would have been referred to in their reports. E&Y’s reports on the Company’s financial statements for the years ended December 31, 1999 and 1998 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

The decision to change independent accountants was approved by the Audit Committee of the Company's Board of Directors

Other Business

At the date of this Proxy Statement, we have no knowledge of any business other than the proposals described above that will be presented at the Annual Meeting. If any other business should properly come before the Annual Meeting, the proxies will be voted in the discretion of the proxy holders.

Board of Directors

		Committees of the Board		
Name	**Board**	**Audit**	**Compensation**	**Nominating**
Donald E. Anderson	X			X
Michael J. Anderson	X			X
Richard M. Anderson	X			X
Richard P. Anderson	X*			X*
Thomas H. Anderson	X			X
John F. Barrett	X		X*	X
Paul M. Kraus	X			X
Donald L. Mennel	X	X		X
David L. Nichols	X	X*	X	X
Dr. Sidney A. Ribeau	X	X		X
Charles A. Sullivan	X	X	X	X
Jacqueline F. Woods	X			X

* Chairman

Board Meetings and Committees

The Board of Directors held five meetings in 1999. Each director attended 75% or more of the number of meetings of the Board of Directors held during the preceding fiscal year and any committees on which such director served. The committees established by the Board of Directors are described below:

Audit Committee: The Audit Committee, among other duties, reviews the internal and external financial reporting of the Corporation, reviews the scope of the independent audit and considers comments by the auditors regarding internal controls and accounting procedures and management's response to those comments. The Audit Committee met four times in 1999.

Compensation Committee: The Compensation Committee reviews and makes recommendations to the Board of Directors regarding salaries, compensation and benefits of executive officers and key employees of the Corporation and, under the Corporation's Amended Long Term Performance Compensation Plan, grants equity compensation to participants. The Compensation Committee met twice in 1999.

Nominating Committee: The Nominating Committee selects and reviews candidates to be nominated to the Board, reports to the Board regarding the qualifications of such candidates, and recommends a slate of directors to be submitted to the shareholders for approval. The Nominating Committee recommends the election to the Board of each nominee named in this Proxy Statement. The Nominating Committee will consider individuals recommended by shareholders as potential future nominees to the Board. The names of such individuals, together with a full statement of their qualifications, should be mailed to the Nominating Committee, care of the Secretary of the Corporation at 480 West Dussel Drive, Maumee, Ohio 43537.

Director Compensation

Non-employee directors that are not members of the Anderson family receive an annual retainer of $15,000. This retainer may be taken in cash, Common Shares or stock options on our Common Shares. All directors who are not employees receive $1,000 for each Board Meeting and Annual Shareholders' Meeting attended. Non-employee committee chairs receive a $3,000 retainer and Audit Committee and Compensation Committee members receive $750 for each committee meeting attended.

Compensation Committee Interlocks and Insider Participation

Michael J. Anderson serves as a director of Interstate Bakeries Corporation. Charles A. Sullivan, Chairman and Chief Executive Officer of Interstate Bakeries, serves as a member of our Compensation Committee.

Share Ownership

Shares owned by Directors and Executive Officers

This table indicates the number of Common Shares owned by the executive officers and directors as of February 29, 2000. The table displays this information for the group as a whole, for each director individually and for the five most highly compensated executive officers.

	Amount and Nature of Shares Beneficially Owned as of February 29, 2000			
Name	**Options(b)**	**Restricted Shares**	**Aggregate Number Of Shares Beneficially Owned**	**Percent of Class(c)**
Christopher J. Anderson	29,400		140,626(i)	1.8%
Daniel T. Anderson	27,231		155,062	2.0%
Donald E. Anderson	3,340	—	155,279(d)	2.0%
Michael J. Anderson	82,932	—	214,635(e)	2.8%
Richard M. Anderson	17,310	250	111,390	1.5%
Richard P. Anderson	192,332	—	529,691(f)	6.8%
Thomas H. Anderson	10,040	—	273,862(g)	3.6%
John F. Barrett	4,340	—	9,828	*
Joseph L. Braker (a)	37,600		56,552	*
Paul M. Kraus	4,340	—	117,999(h)	1.5%
Donald L. Mennel	3,000	—	5,300	*
David L. Nichols	4,340	—	9,340	*
Harold M. Reed	17,300	300	21,085	*
Dr. Sidney A. Ribeau	5,647	—	7,647	*
Charles A. Sullivan	4,030	—	20,153	*
Jacqueline F. Woods	1,000	—	2,487	*
All directors and executive officers as a group (25 persons)	506,974	2,500	1,968,088	24.3%

(a) No longer an employee and not included in the total of directors and executive officers.

(b) Includes options exercisable within 60 days of February 29, 2000.

(c) An asterisk denotes percentages less than one percent.

(d) Includes 75,958 Common Shares held by Mrs. Una Anderson, Mr. Anderson’s spouse.

(e) Includes 51,546 Common Shares held by Mrs. Carol H. Anderson, Mr. Anderson’s spouse; 4,516 Common Shares held by Michael J. Anderson Jr., Mr. Anderson’s son; 5,016 Common Shares held by Laura J. Anderson, Mr. Anderson’s daughter; 5,016 Common Shares held by Colin J. Anderson, Mr. Anderson’s son; and 4,548 Common Shares held by Key Trust Company, trustee for Michael J. Anderson trust for University of Illinois, a trust for whom the principal beneficiary is Mrs. Carol H. Anderson. Mr. Anderson disclaims beneficial ownership of such Common Shares.

(f) Includes 166,897 Common Shares held by Mrs. Frances H. Anderson, Mr. Anderson’s spouse and 4,548 Common Shares held by Key Trust Company, trustee for Richard P. Anderson trust for The Ohio State University, a trust for whom the principal beneficiary is Mrs. Frances H. Anderson. Mr. Anderson disclaims beneficial ownership of such Common Shares.

(g) Includes 143,028 Common Shares held by Mrs. Mary P. Anderson, Mr. Anderson’s spouse. Mr. Anderson disclaims beneficial ownership of such Common Shares.

(h) Includes 55,983 Common Shares held by Mrs. Carol J. Kraus, Mr. Kraus’s spouse. Mr. Kraus disclaims beneficial ownership of such Common Shares.

(i) Includes 3,032 Common Shares held by Catherine Anderson, Mr. Anderson’s daughter; 3,032 Common Shares held by Margaret Anderson, Mr. Anderson’s daughter: and 3,032 Common Shares held by Susan Anderson, Trustee for Mary Anderson. Mr. Anderson disclaims beneficial ownership of such Common Shares.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires officers and directors to file reports of securities ownership and changes in such ownership with the Securities and Exchange Commission (the “SEC”). In addition, persons that are not officers or directors but who beneficially own more than ten percent of Common Shares, must also report under Section 16(a). Copies of all Section 16(a) forms filed by officers, directors and greater-than-10% owners are required to be provided to the Corporation.

We have reviewed the reports and written representations from the executive officers and directors. Based on our review, we believe that all filing requirements were met during 1999.

Executive Compensation

This section contains charts that show the amount of compensation (both cash and stock) earned by the Corporation’s five most highly paid executive officers as well as a former executive officer. It also contains the performance graph comparing the Corporation’s performance relative to our peer group of companies and the report of our Compensation Committee explaining the compensation philosophy for the Corporation’s most highly paid executive officers.

Summary Compensation Table

Name and Position	Year	Annual Compensation Salary	Bonus	Long Term Compensation Option Grants	All Other Compensation (a)
Richard P. Anderson	1999	$225,000	$ 31,500	22,000	$ 4,800
Chairman of the Board	1998	260,000	170,000	89,888	6,500
	1997	250,000	—	64,754	4,750
Michael J. Anderson	1999	325,000	75,000	30,000	4,800
President and Chief	1998	252,000	95,000	17,071	6,615
Executive Officer	1997	233,290	—	19,261	4,750
Christopher J. Anderson	1999	195,000	40,000	13,000	4,800
Executive Vice President	1998	175,000	90,000	5,500	5,794
Strategy and Business Development	1997	163,000	40,000	6,000	4,750
Daniel T. Anderson	1999	178,789	30,000	12,000	4,800
President	1998	144,803	30,000	6,251	4,344
Retail Group	1997	134,931	—	5,300	4,750
Harold M. Reed	1999	148,408	65,000	3,300	952
Vice President	1998	140,114	48,000	3,200	—
Grain Division	1997	132,474	3,000	3,800	—
Joseph L. Braker (b)	1999	186,106	—	15,000	284,120
Former President	1998	240,000	65,000	8,500	4,575
Agriculture Group	1997	236,376	—	9,000	4,750

(a) Corporation’s matching contributions to the 401(k) retirement plan and the deferred compensation plan.
(b) All other Compensation includes severance pay.

Option Grants

	1999 Individual Grants			
	Number of Securities Underlying Options Granted(a)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date
Richard P. Anderson	22,000	11.99%	$11.5625	1/1/04
Michael J. Anderson	30,000	16.36%	$11.5625	1/1/04
Christopher J. Anderson	13,000	7.09%	$11.5625	1/1/04
Daniel T. Anderson	12,000	6.54%	$11.5625	1/1/04
Harold M. Reed	3,300	1.80%	$11.5625	1/1/04
Joseph L. Braker	15,000	8.18%	$11.5625	9/30/00

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Potential Realizable Value at Assumed Annual rates of Stock Price Appreciation for Option Term(b)	
	5%	10%
Richard P. Anderson	$70,278	$155,298
Michael J. Anderson	95,834	211,770
Christopher J. Anderson	41,528	91,767
Daniel T. Anderson	38,333	84,708
Harold M. Reed	10,542	23,295
Joseph L. Braker	8,671	17,343

(a) These options, granted on January 1, 1999, were 40% vested at the date of grant, 30% after one year and 30% after two years. Annual growth of 5% results in a stock price of $14.76 per share and 10% results in a price of $18.62 per share for the five-year option term. See (b) for a discussion of these annual growth factors used in calculating potential realizable value.

(b) Potential realizable value is based on the assumed annual growth of the Corporation’s Common Stock for the option term. Actual gains, if any, on stock option exercises are dependent on the future performance of the stock. There can be no assurance that the amounts reflected in this table will be achieved.

Estimated Retirement Benefits

The following table shows estimated annual regular pension benefits payable to officers and other key employees upon retirement if occurring today at age 65 under the provisions of our qualified and non-qualified pension plans. These benefits are based upon compensation and years of service.

Average Five-Year Compensation (a)	Approximate Annual Retirement Benefit Based Upon the Indicated Years of Service (b)				
	5 Years	10 Year	15 Years	25 Years	30 Years
$50,000	$ 3,100	$ 6,200	$ 9,300	$ 15,500	$ 18,600
100,000	6,900	13,700	20,600	34,300	41,100
150,000	10,600	21,200	31,800	53,000	63,600
200,000	14,400	28,700	43,100	71,800	86,100
250,000	18,100	36,200	54,300	90,500	108,600
300,000	21,900	43,700	65,600	109,300	131,100
350,000	25,600	51,200	76,800	128,000	153,600
400,000	29,400	58,700	88,100	146,800	176,100
450,000	33,100	66,200	99,300	165,500	198,600
500,000	36,900	73,700	110,600	184,300	221,100

(a) Compensation includes base pay plus bonus.
(b) The benefits shown reflect the election of a single life annuity. Each of the named executives has twelve years of credited service.

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board of Directors is pleased to present its report on executive compensation. The Committee exercises the Board’s powers in reviewing all aspects of cash and long-term compensation for executive officers and other key employees. All members of the Compensation Committee are independent as defined by the SEC and the NASD.

Compensation Philosophy. Our compensation philosophy is to endeavor to directly link executive compensation to continuous improvements in corporate performance and increases in shareholder value. We have adopted the following objectives as guidelines for compensation decisions.

- Display a willingness to pay levels of compensation that are necessary to attract and retain highly qualified executives.

- Be willing to compensate executive officers in recognition of superior individual performance, new responsibilities or new positions.

- Take into account historical levels of executive compensation and the overall competitiveness of the market for high quality executive talent.

- Implement a balance between short- and long-term compensation to complement our annual and long-term business objectives and strategy and encourage executive performance in fulfilling those objectives.

- Provide variable compensation opportunities based on company performance, encourage share ownership by executives and align executive compensation with the interests of shareholders.

Compensation Program Components. We regularly review our compensation program to ensure that pay levels and incentive opportunities are competitive with the market and reflect the Corporation's performance. Elements of the compensation program for executive officers are further explained below.

Base Salary and Bonus. Base pay levels are largely determined by evaluating the responsibilities of the position held and the experience of the individual and by comparing the salary scale with companies of similar size and complexity. Actual base salaries are kept within a competitive salary range for each position that is established through job evaluation and market comparisons. Our bonus program considers a portion of this base salary "at risk" and determines how much of the at risk dollars are awarded each year based on both quantitative and qualitative factors.

Long-Term Compensation Plan. We sponsor a Long-Term Performance Compensation Plan that provides certain employees with share options and/or share awards based both on company and individual performance. The exercise price of options is the market price of the Common Shares on the grant date. Share awards may include restrictions that require continued employment prior to vesting.

Employee Benefit Plans. We also sponsor an Employee Share Purchase Plan that allows employees to purchase Common Shares at the lower of the beginning or end of the year market price. Funding of these purchases is made through payroll deductions.

Chief Executive Officer Compensation. We set the 1999 fiscal year cash compensation for Mr. Michael J. Anderson based on past compensation practices and policies. Taking these practices and policies into account, Mr. Anderson's annual base salary was set at $325,000 for 1999. He also received a 1999 performance bonus of $75,000 and a January 1, 2000 grant of 40,000 options. In the future, we will continue to take responsibility for establishing the Chief Executive Officer's annual cash and equity-based compensation. In doing so, the Committee will consider a number of factors, including prior compensation arrangements, corporate performance, individual performance and competitive standards.

Summary. After our review of all existing programs, we continue to believe that the total compensation program for executives is focused on increasing shareholder value and enhancing corporate performance. We currently believe that the compensation of executive officers is properly tied to share appreciation through the Long-Term Performance Compensation Plan. We also believe that executive compensation levels are competitive with the compensation programs provided by our competitors. All members of the Committee have approved this report.

COMPENSATION COMMITTEE
John F. Barrett (chair), David
L. Nichols and Charles A.
Sullivan

Performance Graph

The graph below compares the total shareholder return on the Corporation's Common Shares to the cumulative total return for the NASDAQ U.S. Index and a Peer Group Index. We have also included the NASDAQ Non-Financial Index, used previously as a comparable index. The indices reflect the year-end market value of an investment in the stock of each company in the index, including additional shares assumed to have been acquired with cash dividends, if any. The Peer Group Index, weighted for market capitalization, includes the following companies:

- Ag Services of America, Inc.
- Archer-Daniels-Midland Co.
- Conagra, Inc.
- Corn Products, International, Inc.
- GATX Corp.
- IMC Global, Inc.
- Lesco, Inc.
- Lowes Companies
- Scotts Company

The graph assumes a $100 investment in The Andersons, Inc. Common Shares on February 29, 1996 (first month-end after trading began) and also assumes investments of $100 in each of the NASDAQ U.S., the NASDAQ Non-Financial and Peer Group indices, respectively, on February 29, 1996. The value of these investments on the following calendar year ends is shown in the table below the graph.

[GRAPH]

	Base Period	**Cumulative Returns**			
	February 29, 1996	**1996**	**1997**	**1998**	**1999**
The Andersons, Inc.	$100.00	$ 79.35	$ 78.22	$103.58	$103.58
NASDAQ U.S	100.00	117.93	144.50	203.61	367.85
NASDAQ Non-Financial	100.00	115.48	135.23	198.19	381.85
Peer Group Index	100.00	116.38	139.27	158.83	146.33

Other Information

Shareholder Proposals for 2000 Annual Meeting

The Secretary of the Corporation must receive shareholder proposals for consideration at the 2001 annual meeting no later than December 31, 2000. This deadline is necessary in order for the proposal to be considered for inclusion in the Corporation's 2001 proxy materials.

Additional Information

This proxy information is being mailed with the Corporation's December 31, 1999 Annual Report to Shareholders. We will also provide to you, without charge, a copy of the Annual Report on Form 10-K for the year ended December 31, 1999, as filed with the Securities and Exchange Commission. Any requests for copies should be directed to the Secretary of the Corporation at 480 West Dussel Drive, Maumee, Ohio 43537. You may also obtain a copy of this document at the SEC's internet site at http://www.sec.gov. We expect that it will be filed on or about March 10, 2000.

Please complete the enclosed proxy card and mail it in the enclosed postage-paid envelope as soon as possible.

By order of the Board of Directors

/s/ Beverly J. McBride

Beverly J. McBride
Secretary

PROXY **PROXY**

THE ANDERSONS, INC.
480 West Dussel Drive
Maumee, Ohio 43537

The undersigned hereby appoints Matthew C. Anderson, John P. Kraus and Beverly J. McBride, and each of them, proxies, with power of substitution and revocation, acting by a majority of those present and voting or if only one is present and voting then that one, to vote the share(s) of The Andersons, Inc. which the undersigned is entitled to vote, at the Annual Meeting of shareholders to be held on April 20, 2000 and at any adjournment or postponements thereof, with all the powers the undersigned would possess if present, with respect to the following:

Important — This Proxy must be signed and dated on the reverse side.

(Continued and to be signed on reverse side.)

The Board of Directors recommends a vote "FOR" Items 1 and 2.

	For All	Withhold All	For All (Except*)
1. Election of directors:	[ ]	[ ]	[ ]

01	Donald E. Anderson	02	Michael J. Anderson
03	Richard M. Anderson	04	Richard P. Anderson
05	Thomas H. Andersons	06	John F. Barrett
07	Paul M. Kraus	08	Donald L. Mennel
09	David L. Nichols	10	Dr. Sidney A. Ribeau
11	Charles A. Sullivan	12	Jacqueline F. Woods

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*Except nominees written above

	For	Against	Abstain
2. Ratification of the appointment of PricewaterhouseCoopers LLP as the Corporation's independent auditors	[ ]	[ ]	[ ]

I plan to attend the meeting [ ]

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL NOMINEES LISTED AND FOR THE RATIFICATION PRICEWATERHOUSECOOPERS LLP AS THE CORPORATION'S INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2000.

Please sign exactly as names appear on this Proxy. Joint owners should each sign. Trustees, executors, etc. should indicate the capacity in which they are signing.

Signature(s) ______________________________

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Dated: ________________, 2000